International Stem Cell Corporation

5950 Priestly Drive

Carlsbad, CA 92008

March 18, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Stem Cell Corporation

Preliminary Proxy Statement on Schedule 14A

File No. 000-51891

Ladies and Gentleman:

International Stem Cell Corporation (the “Company”) hereby submits this response to the comment provided in the letter from the staff of the Commission dated March 18, 2014 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 000-51891). For ease of reference, we have included the text of the Staff’s comment followed by the Company’s response:

Proposal No. 3

Approval of Increase in Number of Authorized Shares of Common Stock, Page 13

1.	Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized shares available for issuance if Proposal No. 3 is approved. If such plans exist, please disclose all material information.

RESPONSE:

While the Company notes that it has previously disclosed that it will need to raise additional capital to fund its current research and development programs and operations, it does not have any specific plans with respect to the increased number of authorized shares that would be available if Proposal No. 3 is approved. As such, we will add the following sentence in the definitive Proxy Statement at the beginning of the fourth paragraph of the discussion regarding Proposal No. 3:

“Although at present the Board of Directors has no specific plans to issue the additional shares of common stock that would be of available if this proposal is approved, the Board of Directors desires to have the shares available to provide additional flexibility to use capital stock for business and financial purposes in the future.”

Because we believe we can address the comment by adding a single sentence, we appreciate the staff’s flexibility in reviewing the proposed change without submitting another Preliminary Proxy Statement.

Securities and Exchange Commission

Page Two

As requested in the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter or our revisions to the Proxy Statement, please contact me at (760) 653-1126.

Very truly yours,

/s/ Jay Novak
Jay Novak,
Chief Financial Officer and Secretary

cc:	Douglas J. Rein, DLA Piper LLP (US)